                                                                                                           Exhibit 21.1

Subsidiaries of the Company

 The following is a list of subsidiaries of the Company as of December 31, 2008, omitting some subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Subsidiary	Place of Incorporation

Boston Whaler, Inc.	Delaware
Brunswick International Limited	Delaware
Leiserv, Inc.	Delaware
Sea Ray Boats, Inc.	Florida